EXHIBIT 99.8
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos., 333-159047, 333-148048 and 333-145300 on Form S-8 and Registration Statement No. 333-217016 on Form F-3D and Registration Statement No. 333-264471 on Form F-10 and to the use of our reports dated [●], 2023 relating to the financial statements of Yamana Gold Inc. (“Yamana”) and the effectiveness of Yamana’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2022.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada

March 29, 2023